FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: May 11, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release dated May 11, 2009

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO FOUNDATION AND THE LUHWINDJA COMMUNITY
CELEBRATE HANDOVER OF NEW HIGH SCHOOL AND POTABLE
WATER SYSTEM

Toronto, Canada – May 11, 2009 - Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") is pleased to report that the Banro Foundation, a registered charity in the Democratic Republic of the Congo (the "DRC"), has officially handed over to the community of Luhwindja in South Kivu province of the DRC the new Naluhwindja Institute secondary school and a potable water system. Both projects were financed and built by the Banro Foundation using local contractors and labour. Luhwindja is located near Banro’s wholly-owned Twangiza gold project.

The Naluhwindja Institute, the first high school to be built in the region, will serve over 150 students. The potable water system, which was built in a cooperative venture with a local NGO, provides fresh, clean water to 18,000 people in four villages.

The handover of the two projects, which took place at an official ceremony in Luhwindja on Friday, May 8, 2009, was attended by over 2,000 local villagers and school children. Among the Congolese dignitaries in attendance were the Honourable Celestin Mbuya, DRC Minister of the Interior and Security, the Honourable Louis Leonce Muderwa, Governor of South Kivu province, Jean Claude Mashini, deputy director to the DRC Prime Minister’s office, Emile Baleke, President of the South Kivu Provincial Assembly, Aurelie Bitondo, former South Kivu vice governor and advisor to the Prime Minister, Yav Tshibal, Vice Governor of Katanga province, Colette Makila, South Kivu Minister of Mines, and Esperance Baharanyi, Mwamikazi (mother of the tribal chief) and Member of the South Kivu Assembly for Luhwindja.

Also attending were local federal and provincial Members of Parliament and over 15 tribal chiefs. A large delegation of Banro employees was led by Company President and CEO Mike Prinsloo.

In his speech to the Ceremony, the Honourable Celestin Mbuya, Minister of the Interior and Security, said: “I am here on behalf of the President and the Prime Minister who have given me the mandate to represent them in Twangiza. I thank Banro for these projects that are crucial for the life of the community and that are in line with the five national reconstruction policies known as ‘Les cinq chantiers du chef de l'etat’. I ask Banro to get involved in this process by supporting more infrastructure projects.”

The Honourable Louis Leonce Muderwa, Governor of South Kivu, said in his speech: “Education and water are two essential elements in every human being’s existence. By investing in projects that meet these two needs, Banro is showing its commitment to contribute to the well being of the community. I ask the people of Luhwindja to use wisdom in their relationship with the company and to maintain these two projects and thus stimulate Banro to support more initiatives in the future.”

Mwamikazi and Member of the Provincial Assembly Esperance Baharanyi said in her speech: “This day marks the beginning of a new era and relationship for a community that has seldom benefited from development initiatives either through colonization, the presence of multiple NGOs in the region, government programs or former mining companies that operated in Twangiza without a plan to improve livelihoods. I call on the community to support Banro, whose work is bringing value to mineral resources that are a gift from God, but from which we have never benefited.”

Speaking on behalf of Banro Corporation, President and CEO Mike Prinsloo called on the people of the region to work together with the Company to ensure that the benefits of mineral development flow through to the community in the form of new jobs and business opportunities, improved education, training, health care and social infrastructure development.

The Banro Foundation is a registered charity based in Bukavu, DRC and funded by the Company with a mandate to improve the lives of thousands of people living in South Kivu and Maniema provinces through strategic investments in education, health and infrastructure development and to provide humanitarian assistance as needed. Among the principles guiding the work of the Banro Foundation is a focus on needs identified by local community leaders, with priority given to projects that benefit communities as a whole. Where possible, the Foundation employs local labour in its initiatives.

Photographs of the Ceremony will soon be available on the Banro website at www.banro.com. More information about the Banro Foundation, including a comprehensive list of projects to date, as well as the Company’s other Corporate Social Responsibility initiatives, can be viewed at www.banro.com/s/CorporateResponsibility.asp or in French at www.banro.com/s/FR-Corporate-Responsibility.asp.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: +27 (0)11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.